SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date: May 30, 2012	Commission File Number: 001-32562

STANTEC INC.

(Registrant’s name)

10160 – 112 Street

Edmonton, Alberta

Canada T5K 2L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

INDEX

No.	Document
99.1	Stantec Inc. Material Change Report Dated May 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stantec Inc.

Date: May 30, 2012	By:	/s/ Paul J.D. Alpern
Paul J.D. Alpern
Vice President, Secretary and General Counsel